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Exhibit (a)(5)(D)

PRESS RELEASE

For Immediate Release: April 23, 2003

Contact:
        Valerie Newsom
        Peg Geer
        Phone: 915-684-0302
        Email:    vnewsom@cap-rock.net

Cap Rock Energy Announces Changes to Offer to Purchase

Midland, TX, April 23, 2003/PRNewswire—First Call/—Cap Rock Energy Corporation (AmEx: RKE) today announced changes to the financing conditions concerning its offer to purchase shares of its outstanding common stock through April 30, 2003. Additional cash from operations has become available, and the Company anticipates that it will have $1.25 million available to purchase up to 125,000 tendered shares at $10 per share. The original offer commenced February 5, 2003, and is set to expire at 5 p.m. Eastern Time on April 30, 2003, unless extended. The Company currently does not have any alternative financing arrangements or financing plans in the event available cash is insufficient to purchase all tendered shares. If the Company does not have sufficient cash from operations to purchase all shares offered, they will not purchase any of the shares properly tendered. The offer is subject to a number of other terms and conditions specified in the Amended Offer to Purchase that has been distributed to all shareholders.

Tenders of shares must be made to the depositary before the expiration of the offer, and withdrawals of tendered shares may be made at any time prior to the Company's acceptance of them for payment. As of April 22, 2003, approximately 72,500 shares had been tendered. On April 22, 2003, the stock closed at $13.10 per share on the American Stock Exchange, compared to the Company's offering price of $10 per share.

This press release does not constitute an offer to purchase any securities. The offer is made only by the Offer to Purchase and the related Supplemental Letter of Transmittal, each as amended from time to time, and is subject to the terms and conditions specified in the offer. The amended Schedule TO, including the amended offer to purchase, the related supplemental letter of transmittal and all other offering documents, are available free of charge at the Securities and Exchange Commission's website at www.sec.gov, or from MacKenzie Partners, Inc. at 1-800-322-2885.

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  Exhibit (a)(5)(D)
Cap Rock Energy Announces Changes to Offer to Purchase